August 15, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Angela Connell
Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-09700

Dear Ms. Connell and Ms. Ciboroski:

We have set forth below the responses of The Charles Schwab Corporation (CSC or the Company) to the Comments detailed in the letter from Ms. Angela Connell to Mr. Walter W. Bettinger II dated August 2, 2012, with respect to the above referenced periodic report. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Comment 1: We note your discussion on pages 3 and 4 regarding the various products and services that you provide to customers in both your Investor Services and Institutional Services segments. We further note your revenue discussion beginning on page 21 as well as your accounting policy disclosure on page 52. In an effort to provide greater clarity to your disclosures, please revise your future filings to more clearly address how revenues are earned from the various products and services offered by each segment and link this discussion to your revenue recognition accounting policy. For example, please address the following:

•

It appears that a significant amount of your asset management and administrative fees are comprised of mutual fund service fees which, according to your disclosure on page 21, are based upon the daily balances of client assets invested in the funds. Please explain the basis for how such fees are attributed to each of your reportable segments.

•

On pages 3 and 4 you discuss various education services (including research, analytic tools, performance reports, market analysis, educational materials and conferences) that are provided to clients in both your Investor Services and Institutional Services segments. Please clarify whether you receive fees for providing such services and how the related revenue is classified within your Statements of Income.

Securities and Exchange Commission

August 15, 2012

Response: The Company will revise its disclosure in future Form 10-K filings to address how revenues are earned from the various products and services offered by each segment and link this discussion to the Company’s revenue recognition accounting policy as follows:

All major types of the Company’s revenues are generated by both of the Company’s reportable segments. Revenue is attributable to a reportable segment based on which segment has the primary responsibility for serving the client.

The Company generally does not receive revenue from education tools or services.

The accounting policies of the Company’s reportable segments are the same as those described in “Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – X. Summary of Significant Accounting Policies.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 21

Net Revenues – Trading Revenues, page 23

Comment 2: We note your disclosure that trading revenue is comprised of commission and principal transaction revenues and that the latter primarily consists of revenue from client fixed income securities trading activity. Please revise your future filings to more clearly disclose how you earn revenue from clients’ fixed income securities trading activity given that these trades do not appear to be commission-based.

Response: The Company will revise its disclosure in the next periodic filing and future Form 10-K filings to disclose how the Company earns revenue from clients’ fixed-income securities trading activity as follows:

To accommodate clients’ fixed-income trading activity, the Company maintains positions in fixed income securities, including state and municipal debt obligations, U.S. Government, corporate debt, and other securities. The difference between the price at which the Company buys and sells securities to and from its clients and other broker-dealers is recognized as principal transaction revenue. Principal transaction revenue also includes unrealized gains and losses on these securities positions.

Liquidity and Capital Resources, page 29

Schwab, page 31

Comment 3: In Note 24 beginning on page 85, you discuss your requirement to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients at your broker-dealer subsidiaries pursuant to Rule 15c3-3. Please also discuss, in the liquidity section of future filings, the impact that Rule 15c3-3 has on the available liquidity at your broker-dealer

Securities and Exchange Commission

August 15, 2012

subsidiaries given that cash segregated for the benefit of customers may not be available as a general source of liquidity.

Response: The Company will disclose in the liquidity section of its next periodic filing and future Form 10-K filings the effect of Rule 15c3-3 on the available liquidity at the Company’s broker-dealer subsidiaries given that cash segregated for the benefit of customers may not be available as a general source of liquidity as follows:

Charles Schwab & Co., Inc. (Schwab) and optionsXpress, Inc. are also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and other applicable regulations that require them to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. These funds are included in cash and investments segregated and on deposit for regulatory purposes in the Company’s consolidated balance sheets and are not available as a general source of liquidity.

Schwab Bank, page 32

Comment 4: We note in your liquidity discussion for both Schwab and optionsXpress that you discuss certain regulatory requirements that may restrict the amount of payments (including dividends, debt repayments and advances) from these subsidiaries to the parent company. Please revise your disclosure in future filings to discuss any similar restrictions that would impact your ability to access liquidity at Schwab Bank.

Response: The Company will revise its disclosure in the next periodic filing and future Form 10-K filings to discuss restrictions that would impact the Company’s ability to access liquidity at Schwab Bank as follows:

Charles Schwab Bank (Schwab Bank) is subject to regulatory requirements that restrict and govern the terms of affiliate transactions, such as extensions of credit and repayment of loans between Schwab Bank and CSC or CSC’s other subsidiaries, and require approval of the Office of the Comptroller of the Currency and Board of Governors of the Federal Reserve System for any dividends to CSC.

Risk Management – Credit Risk, page 37

Comment 5: We note your disclosure here as well as within your disclosure of credit quality indicators on pages 65 and 66 regarding the original LTV ratios for both your first mortgage and HELOC portfolios. Given the significant deterioration in housing prices in recent years, please explain how you monitor current LTV ratios and how this information is incorporated into your determination of the allowance for loan losses. Please also revise your disclosure in future filings to provide this information, if available.

Response: The Company monitors estimated current LTV statistics on its loan portfolios on an ongoing basis. The Company estimates current LTV for each loan in the HELOC portfolio by reference to the valuation of the property on the date of origination and then estimates the change in the value of the property from the date of origination to the current month end by applying the change in a widely accepted home price appreciation index. The estimated current LTV statistics are used by the various Company committees

Securities and Exchange Commission

August 15, 2012

to monitor and control the risk associated with these loans. The Company also monitors updated credit scores, delinquency trends and verified liquid assets held by individual borrowers.

Estimated current indexed LTV statistics are included as one of the inputs to the allowance for loan losses methodology used to forecast quarterly losses, as more fully described in the Company’s response to comment #8 below.

The Company will also include the following tables in the Loans to Banking Clients and Related Allowance for Loan Losses note to the consolidated financial statements.

March 31, 2012	Balance	Weighted Average Updated FICO	Percent of Loans that are 90+ Days Past Due and Less than 90 Days Past Due but on Nonaccrual Status
Originated and purchased residential real estate mortgages
Estimated Current LTV
≤ 70%	$3,006	773	0.39%
71% - 89%	1,667	767	0.39%
90% - 100%	257	758	2.89%
> 100%	373	752	2.76%
No available data	129	775	-%
Total	$5,432	769	0.64%

March 31, 2012	Balance	Weighted Average Updated FICO	Utilization Rate	Percent of Loans that are 90+ Days Past Due and Less than 90 Days Past Due but on Nonaccrual Status
HELOCs
Estimated Current LTV
≤ 70%	$1,480	774	36%	0.11%
71% - 89%	1,076	769	45%	0.29%
90% - 100%	335	765	53%	0.14%
> 100%	561	756	58%	0.51%
Total	$3,452	769	43%	0.24%

Comment 6: We note that approximately 78% of your HELOC portfolio as of December 31, 2011 is in a second lien position. Please tell us and revise your disclosure in future filings to address the following with respect to your second lien portfolio:

•	Quantify the portion of your second lien HELOC portfolio for which you also hold or service the first lien;

Response: The portion of the Company’s second lien HELOC portfolio for which the Company either holds the first lien or has the ability to monitor the first mortgage was $652 million and $658 million or 19% of the total HELOC portfolio at both March 31, 2012, and December 31, 2011, respectively. The Company will revise its disclosure in its next periodic filing and future Form 10-K filings to provide this information.

Securities and Exchange Commission

August 15, 2012

•	Clarify whether you are able to track the delinquency/default status of the first lien regardless of whether you hold or service the first lien loan;

Response: The Company is unable to currently track the delinquency/default status of the first lien for which the Company does not hold the first lien loan. The Company is able to track the delinquency/default status of first lien loans for which the Company originated the loan, including when it has subsequently sold such loans to the secondary market. The Company will revise its disclosure in its next periodic filing and future Form 10-K filings to provide this information.

•

Discuss whether the default and delinquency statistics for the second lien HELOCs where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;

Response: The Company believes that given the low level of delinquencies in the HELOC portfolio, there is not a materially different trend in the delinquency statistics between HELOCs for which the Company does not hold or service the associated first lien loan and HELOCs for which the Company holds the first lien loan. This is clearly presented in the table below.

March 31, 2012	Total Past Due as a % of Loan Balance
HELOCs in the first lien position	0.40%
Second lien HELOCs with the first lien loan held or monitored	0.15%
Second lien HELOCs with the first lien loan not held	0.54%
Total	0.43%

The Company believes the above delinquency statistics are not material and will therefore not revise its disclosure in future filings.

•	Quantify how many borrowers are only paying the minimum amount due on your HELOC portfolio;

Response: For the quarter ended March 31, 2012, on average, the percent of borrowers that only paid the minimum amount due on the Company’s HELOC portfolio was 34%. The Company will revise its disclosure in its next periodic filing and future Form 10-K filings to provide this information.

•

Describe the terms of the home equity credit lines in more detail. For example, explain how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing; and

Securities and Exchange Commission

August 15, 2012

Response: The Company’s HELOC product consists of a 30-year loan term with an initial draw period of 10 years from the date of origination. After the initial draw period, the balance outstanding at such time is converted to a 20-year amortizing loan. The interest rate during the initial draw period and the 20-year amortizing period is a floating rate based on the prime rate plus a margin. The following table identifies when current outstanding HELOCs will convert to amortizing loans:

March 31, 2012	Balance
Within 1 year	$-
1 – 3 years	507
3 – 5 years	594
> 5 years	2,351
Total	$3,452

The Company will revise its disclosure in its next periodic filing and future Form 10-K filings to provide this information.

•	Clarify whether the default and delinquency statistics for amortizing loans show a different trend than situations where the HELOCs have not converted to amortizing.

Response: As of March 31, 2012, all of the Company’s HELOC loans are within the 10-year initial draw period, and as such, none of the HELOCs have converted to an amortizing loan. The Company will revise its disclosure in its next periodic filing and future Form 10-K filings to provide this information.

Critical Accounting Estimates, page 41

Allowance for Loan Losses, page 42

Comment 7: You have disclosed on page 42 and throughout your filing that the “adequacy” of the allowance is reviewed quarterly by management. Please revise future filings to confirm, if true, that the allowance is maintained at an “appropriate” rather than “adequate” level.

Response: The Company confirms and will revise its disclosure in future Form 10-K filings that the allowance for loan losses is maintained at an “appropriate” level.

Comment 8: Please revise your future filings to address how the increased risks in your second lien HELOC portfolio are factored into your determination of the allowance for loan losses.

Response: The Company believes that the increased risk experienced generally in the second lien market is appropriately addressed in the Company’s allowance for loan losses (ALL) methodology. Expected losses computed in the ALL methodology for the HELOC portfolio are forecast using a loan-level simulation of the delinquency status of the loans over the term of the loans. The simulation starts with current relevant risk indicators, including the current delinquent status of each loan, the estimated current LTV of each loan, the term and structure of each loan, current key interest rates including US treasury and LIBOR rates, and an updated FICO score for the borrower. The estimated loss

Securities and Exchange Commission

August 15, 2012

severity (i.e. loss given default) used in the ALL methodology for HELOCs is higher than that used in the ALL methodology for first mortgage loans. Additionally, the transition rates for loans between delinquency categories (i.e., 30, 60, 90 and 90 plus delinquency) within the simulation are calibrated to match a six-month moving average of the transition rates actually experienced on the HELOC portfolio. As a result, the current state of house prices, including the decrease in house prices experienced over the last several years, as well as the current state of delinquencies unique to the Company’s HELOC portfolio is appropriately captured in the ALL methodology.

The Company will revise its disclosure in future Form 10-K filings to include information about how the risks in its HELOC portfolio are factored into the determination of the ALL.

As can be seen in the tables on page 12 and 13 of the Company’s Form 10-Q for the quarterly period ended March 31, 2012, over two-thirds of the loans in the Company’s HELOC portfolio were originated prior to 2009. Even with such a seasoned portfolio, the credit risk characteristics of the Company’s HELOC portfolio, including delinquency trends have been favorable in comparison to delinquency rates experienced elsewhere in the industry.

Finally, the Company does not rely solely on the losses forecast by the simulation to set the ALL. The results of the forecasts are presented to and reviewed by the various Company committees. These committees review the forecast and recent portfolio performance in order to ensure that the level of the ALL appropriately captures current changes in the risk factors, taken as a whole.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 52

Cash and investments segregated and on deposit for regulatory purposes, page 53

Comment 9: We note your disclosure on page 22 that pursuant to applicable regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients. In the interest of transparency, please revise your accounting policy disclosure in your future filings to disclose this fact.

Response: The Company will revise its accounting policy disclosure of cash and investments segregated and on deposit for regulatory purposes in future Form 10-K filings to disclose that pursuant to applicable regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients.

Nonaccrual loans, page 54

Comment 10: We note that you place loans on nonaccrual status upon becoming 90 days past due or when the full timely collection of interest or principal becomes uncertain. With respect to

Securities and Exchange Commission

August 15, 2012

HELOCs in a junior lien position, please tell us and revise your future filings to disclose how you consider the delinquency status of the first lien when determining whether to place a HELOC that is otherwise performing on nonaccrual status.

Response: As described in our response to comment #6 above, the Company is able to track the delinquency status of first lien loans for which the Company originated the loan, including when it has subsequently sold such loans to the secondary market. For the portion of the HELOC portfolio for which the Company is able to track the delinquency status on the associated first lien loan, the Company places a HELOC on non-accrual if the associated first mortgage is 90 days or more delinquent, regardless of the payment status of the HELOC. The Company will revise its disclosure in future Form 10-K filings to include this information.

The Company acknowledges the suggested guidance issued by the Office of the Comptroller of the Currency in the Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties issued on January 31, 2012. The Company is in the process of evaluating other “reasonably available tools” in order to determine the payment status of the associated senior lien loans.

Comment 11: We note that a loan may be returned to accrual status when all delinquent interest and principal is repaid and the loan is performing in accordance with the terms of the loan agreement. To enhance the transparency of your disclosure, please revise future filings to discuss the length of time that a nonaccrual loan must perform pursuant to the terms of the loan agreement to return to accrual status.

Response: The Company will revise its disclosure in its future Form 10-K filings as follows:

A nonaccrual loan will return to accrual status after the borrower demonstrates a sustained period of performance of twelve consecutive months of repayments.

Comment 12: Please revise your future filings to disclose your policy for charging off uncollectible financing receivables as required by ASC 310-10-50-11B(b).

Response: The Company will revise its future Form 10-K filings to disclose its policy for charging off uncollectible financing receivables as required by ASC 310-10-50-11B(b) as follows:

The Company charges off a loan in the period that it is deemed uncollectible and records a reduction in the allowance for loan losses and the balance of the loan. The Company’s charge off policy for residential real estate mortgages and home equity lines of credit is to assess the value of the property when the loan has been delinquent for 180 days or it is in bankruptcy, regardless of whether or not the property is in foreclosure, and charge-off the amount of the loan balance in excess of the estimated current value of the underlying property less estimated costs to sell.

Securities and Exchange Commission

August 15, 2012

Note 17 – Fair Values of Assets and Liabilities, page 75

Assets and Liabilities Recorded at Fair Value, page 76

Comment 13: We note that when quoted prices do not exist, you use prices obtained from independent third-party pricing services to measure the fair value of your investment assets. In future filings, please consider disclosing:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Response: The Company will revise its disclosure in the next periodic filing and future Form 10-K filings as follows:

The Company generally obtains prices from at least three independent pricing sources for assets recorded at fair value and may obtain up to five prices on assets with higher risk of limited observable information, such as non-agency residential mortgage-backed securities. The Company’s primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate other observable information such as yields for similar type of securities (a benchmark interest rate plus observable spreads) and weighted average maturity for the same or similar “to-be-issued” securities. The Company compares the prices obtained from its primary independent pricing service to the prices obtained from the additional sources to determine if the price obtained from the primary independent pricing service is a reasonable price to use in the Company’s financial statements. The Company has not historically adjusted the price obtained from the primary independent pricing service as a result of this comparison.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 5 – Loans to Banking Clients and Related Allowance for Loan Losses, page 10

Comment 14: Please revise your future filings to clarify whether you apply the same underwriting standards to both your originated loans and those loans being originated and serviced by Quicken Loans. If not please discuss any differences in such standards in future filings.

Response: The Company will revise its disclosure in the next periodic filing and future Form 10-K filings to clarify that the Company applies the same underwriting standards to both its originated loans and those loans being originated and serviced by Quicken Loans under the Program.

*    *    *    *

Securities and Exchange Commission

August 15, 2012

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or James Egan, Senior Vice President – Corporate Controller, at (415) 667-9344 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer